SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Board of Directors approves the Petrobras 2015 – Strategic Plan, also covering the 2004-2010 Business Plan

(Rio de Janeiro, May 14, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that, in a meeting held today, its Board of Directors approved the Petrobras 2015 Strategic Plan, also covering the Business Plan for the period 2004-2010. The Plan defines the company vision for 2015:

Vision: Petrobras will be an integrated energy company with a strong international presence and leadership in Latin America, focused on profitability, and social and environmental responsibility.

Petrobras’s mission is now defined as:

Mission: To operate, soundly, profitably and with social and environmental responsibility, in the oil, gas and energy industries, in domestic and international markets, supplying the services and products demanded by its clients and contributing to the development of Brazil and the other countries in which it is active.

The Plan approved today reinforces the company’s strategy of seeking leadership in Latin American markets for oil, natural gas and oil products, as an integrated energy company, with selective diversification into petrochemicals and international activities.

Growth, profitability, social and environmental responsibility are the basic directives of the Company strategy.

Operational and management excelence, and technological dominance, are also emphasized. The following guidelines are noteworthy:

  To consolidate and enhance its competitive advantages in the Brazilian and South American oil and oil products markets;

  To develop and spearhead the Brazilian naural gas market and to integrate its activities in the Southern Cone gas and electricity markets;

  To selectively expand and integrate its international operations into its portfolio of businesses;

  To selectively expand its operations in the Brazilian and Southern Cone petrochemical markets;

  To operate selectively in the renewable energy market.

One of the key elements of Petrobras’s growth plan is Brazilian oil production, which is projected to grow from the current 1.5 million barrels per day to approximately 2.3 million by 2010.

The capital expenditures program for the 2004-2010 period amounts to US$53.6 billion, equivalent to an average US$7.7 billion per year.

The breakdown by line of business is as follows:

Line of Business(1)	Investment (US$ billion)%
	2004 - 2010
Exploration and Production	32.1	60
Refining, Transport and Commercialization	11.2	21
Petrochemicals	1.1	2
Distribution	1.7	3
Gas and Power	6.1	11
Corporate Services	1.4	3
TOTAL	53.6	100
(1)	includes international operations

The Petrobras 2015 Strategic Plan will be presented during the week to all relevant Company audiences.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.